May 23, 2012

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Registrant")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Amendment No. 1 to its annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the "Amended Annual Report"). The Amended Annual Report incorporates by reference the amended Annual Information Form of the Company for the year ended December 31, 2011 (the “Amended AIF”).

I hereby consent to the use of my name in the Amended Annual Report with reference to my involvement in the preparation of the following technical report (the "Technical Report") referred to in the Amended AIF:

  Technical Report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Primero Mining Corp.” dated April 16, 2012 prepared by AMC Mining Consultants (Canada) Ltd.

and to references to the Technical Report, or portions thereof, in the Amended Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Amended Annual Report.

Sincerely,

/s/ J. Morton Shannon
J. Morton Shannon, P. Geo.